
RECEIVED
AUG - 1 2003
188

FORM 11-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the transition period from __________ to __________.

Commission File No. 0-18046

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Federal Capital Bank corp
Savings Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Federal Capital Bank
605 State Street
Box 1868
La Crosse, WI 54602


03028589

See page 14 for Exhibit 23.

The original of this report on file with the SEC consists of 17 pages.

REQUIRED INFORMATION

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The First Federal Capital Bank Savings Investment Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto is a copy of the most recent financial statements and schedule of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibit

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Mr. Milne J. Duncan, Administrator of the First Federal Capital Bank Savings Investment Plan, has duly caused this Annual Report to be signed, in the City of La Crosse, and State of Wisconsin, on this 31 day of July, 2003.

Dated: July 31, 2003

By: 

Milne J. Duncan
Administrator of the First Federal
Capital Bank Savings Investment Plan

First Federal Capital Bank Savings Investment Plan

La Crosse, Wisconsin

Financial Statements and Supplemental Schedule

Years Ended December 31, 2002 and 2001

First Federal Capital Bank Savings Investment Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2002 and 2001

Table of Contents

WIPFLi

Independent Auditor's Report

Board of Directors
First Federal Capital Bank
Savings Investment Plan
La Crosse, Wisconsin

We have audited the accompanying statements of net assets available for benefits (Form 5500, Schedule H) of First Federal Capital Bank Savings Investment Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits (Form 5500, Schedule H) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Federal Capital Bank Savings Investment Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule [Form 5500, Schedule H, Part IV, Line 4(i)] as of December 31, 2002, is presented for purposes of complying with the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Wipfli Ullrich Bertelson LLP

Wipfli Ullrich Bertelson LLP

June 19, 2003
La Crosse, Wisconsin

First Federal Capital Bank Savings Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

Assets	2002	2001
Investments - At fair value:		
Common stock	$4,408,148	$3,561,938
Common trust fund	2,945,191	1,785,565
Money market	35,323	62,406
Mutual funds	13,899,143	14,679,035
Participant loans	457,644	348,949
Total investments	21,745,449	20,437,893
Cash	193,639	148,842
Receivables:		
Accrued interest	4,825	1,021
Total assets	21,943,913	20,587,756
Liabilities		
Forfeitures available to offset future employer contributions	60,695	105,988
Pending trades	198,627	149,879
Total liabilities	259,322	255,867
NET ASSETS AVAILABLE FOR BENEFITS	$21,684,591	$20,331,889

See accompanying notes to financial statements.

First Federal Capital Bank Savings Investment Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to:		
Investment income (loss):		
Net depreciation in fair value of investments	($2,329,463)	($1,073,366)
Interest and dividend income	259,166	218,822
Total investment loss	(2,070,297)	(854,544)
Contributions:		
Employer	1,075,476	790,343
Participants	3,590,856	2,221,780
Total contributions	4,666,332	3,012,123
Total additions	2,596,035	2,157,579
Deductions from net assets attributed to:		
Benefits paid to participants	1,151,556	1,242,229
Administrative expenses	29,824	21,976
Forfeitures available to offset future employer contributions	61,953	105,988
Total deductions	1,243,333	1,370,193
Net increase	1,352,702	787,386
Net assets available for benefits:		
Beginning of year	20,331,889	19,544,503
End of year	$21,684,591	$20,331,889

See accompanying notes to financial statements.

Note 1 Description of Plan

The following description of the First Federal Capital Bank Savings Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General

The Plan covers all salaried and hourly employees of First Federal Capital Bank (the "Bank"), FEIN: 39-0280325, which is a wholly owned subsidiary of First Federal Capital Corp, FEIN: 39-1651288. Employees become a participant in the Plan on the first day of the month immediately following both attaining age 18 and completing one month of service. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

More information about the Plan provisions is contained in the pamphlet, *First Federal Capital Bank Savings Investment Plan Summary Plan Description*. Copies of this pamphlet are available from the Plan's administrator.

Contributions

Participants may elect to defer up to 100% (15% in 2001) of their compensation to the Plan under Section 401(k) of the Internal Revenue Code (the "Code"), subject to certain Internal Revenue Service (IRS) limitations. These contributions are not subject to individual federal income taxes until they are withdrawn from the Plan. Participant contributions up to 6% of annual compensation are 50% matched by the Bank. In addition, the Bank may make a profit sharing contribution at its discretion. The allocation of any profit sharing contribution is made on the basis of compensation of an eligible participant to total compensation of all eligible participants.

Participant-Directed Investments

All assets in the Plan are participant-directed investments.

Note 1 Description of Plan (Continued)

Participant-Directed Investments (Continued)

A participant's account balance is invested as designated by the participant in one or more of a number of fund options. The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions and/or all or part of their account balance among any of the Plan's investment alternatives on the following basis: account allocations can be changed daily and the percentage of compensation deferred can be changed as often as with the semimonthly payroll.

The investment choices are as follows:

- Common stock:
  - First Federal Capital Corp.
- Common trust fund:
  - Employee Benefit Stable Asset Fund
- Mutual funds:
  - First American Balanced Fund Class Y
  - First American Equity Index Fund Class Y
  - First American Equity Income Fund Class Y
  - First American Midcap Index Fund Class Y
  - First American Midcap Core Fund Class Y
  - Brandywine Fund
  - T. Rowe Price New Horizons Fund #42
  - Harbor Capital Appreciation Fund #12
  - Vanguard International Growth Portfolio #81
  - Berger Small Cap Value Fund

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Note 1 Description of Plan (Continued)

Participant Loans

Participants may obtain loans against their vested account balances not to exceed 50% of the vested account balance, or $50,000, whichever is less, for a maximum term of five years. Such loans earn interest at US Bank, N.A.'s prime rate. Such loans are due and payable immediately upon the participant's termination of employment with the Bank.

Vesting

Participant contributions to the Plan are immediately 100% vested. The Bank's matching and profit sharing contributions to the Plan vest over a period of five years. Vesting is to be determined based on whether the participant has 1,000 hours of service in a Plan year.

Years of Service	Nonforfeitable Percentage
1	20
2	40
3	60
4	80
5	100

Benefits

Benefits may be paid to the participant or designated beneficiary upon death, disability, retirement or termination of employment in the amount of the participant's account as of the valuation date following withdrawal from the Plan. Benefits may be paid in a lump sum or on an installment basis.

Note 1 Description of Plan (Continued)

Forfeited Accounts

In accordance with the Plan provisions, upon termination the nonvested portion of a participant's account balance is forfeited. Forfeitures are used to reduce the Bank's matching contribution. Under certain circumstances, the forfeited portion of a participant's account will be restored if the participant is reemployed by the Bank. As of December 31, 2002 and 2001, forfeitures of $60,695 and $105,988, respectively, are available to offset future employer contributions. The forfeitures for 2001 were used in the first quarter of 2002.

Plan Expenses

Expenses incurred in the administration of the trust and the Plan may be paid by the Bank at its discretion.

Note 2 Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are maintained on the accrual basis except for benefit payments to retired and terminated participants, which are reported when paid, and dividend income, which is reported when received.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Note 2 Summary of Significant Accounting Policies (Continued)

Investments

Investments in common stock, common trust funds, and mutual funds are stated at their fair value based on quoted market prices on the last business day of the Plan year. Loans receivable from the Plan participants are valued at their unpaid principal balance, which approximates fair value.

Net depreciation in the fair value of investments represents net realized gains or losses plus net unrealized appreciation (depreciation) on investments. Realized gains or losses are the difference between the proceeds and the fair value at the previous valuation date or cost, if purchased during the Plan year in which the investment was sold. Unrealized appreciation (depreciation) is the difference between fair market value and the cost of the investment or the fair market value at the end of the previous year, whichever is applicable.

Note 3 Investments

The fair value of individual investments representing 5% or more of the Plan's net assets available for benefits at December 31, 2002 and 2001, are as follows:

	Current Value	
	2002	2001
Investments:		
Common stock:		
First Federal Capital Corp common stock	$4,408,148	$3,561,938
Common trust fund:		
Employee Benefit Stable Asset Fund	2,945,191	1,785,565
Mutual funds:		
First American Balanced Fund Class Y	1,293,294	1,163,112
First American Equity Index Fund Class Y	1,884,801	2,020,659
First American Equity Income Fund Class Y	3,177,707	0
First American Growth and Income Fund Class Y	0	3,513,120
First American Midcap Core Fund Class Y	2,106,972	2,374,824
Berger Small Cap Value Fund	1,702,732	1,452,519
Brandywine Fund	1,475,829	1,694,518
T. Rowe Price New Horizons Fund #42	1,138,153	1,340,242

The Plan's investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended December 31, 2002	Year Ended December 31, 2001
Common trust fund	$116,080	$85,276
Mutual funds	(3,263,023)	(1,441,492)
First Federal Capital Corp common stock	817,480	282,850
	($2,329,463)	($1,073,366)

Note 4 Income Tax Status

The Plan has received a determination letter from the IRS dated July 31, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent amendments have been structured to, and are intended to, maintain the Plan's qualified status. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Note 5 Transactions with Parties in Interest

Fees for legal and professional services rendered to the Plan may be paid for by the Bank, at its discretion.

At December 31, 2002 and 2001, the Plan held 228,295 and 226,875 shares, respectively (fair value: $4,408,148 – 2002; $3,561,938 – 2001) of common stock of the Bank's parent, First Federal Capital Corp. Dividends of $0.51 and $0.47 per share were paid on these shares during 2002 and 2001, respectively.

The Plan invests in certain common trust and mutual funds that are managed by the Plan's trustee. These relationships are exempt from being prohibited transactions.

Note 6 Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 7 Subsequent Event

Benefit payments made in 2003 through audit report date of June 19, 2003, totaled approximately $832,000.

Note 8 Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002, to Schedule H of Form 5500:

Net assets available for benefits per the financial statements	$21,684,591
Forfeitures available to offset future employer contributions	60,695
	$21,745,286

The following is a reconciliation of deductions from net assets per the financial statements at December 31, 2002, to Schedule H of Form 5500:

Total deductions per financial statements	$1,243,333
Forfeitures available to offset future employer contributions	(61,953)
	$1,181,380

Supplemental Schedule

First Federal Capital Bank Savings Investment Plan

FEIN: 39-0280325, Plan No. 002

Schedule of Assets Held for Investment Purposes

December 31, 2002

Form 5500, Schedule H, Part IV, Line 4(i)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Current Value
	Common stock:		
*	First Federal Capital Corp	228,925 shares of common stock	$4,408,148
	Common trust fund:		
*	Employee Benefit Stable Asset Fund	95,799 common trust shares	2,945,191
	Money market:		
*	First American Prime Obligations Fund Class I	35,323 fund shares	35,323
	Mutual funds:		
*	First American Balanced Fund Class Y	147,468 fund shares	1,293,294
*	First American Equity Index Fund Class Y	114,161 fund shares	1,884,801
*	First American Equity Income Fund Class Y	307,619 fund shares	3,177,707
*	First American Midcap Index Fund Class Y	31,848 fund shares	278,673
*	First American Midcap Core Fund Class Y	72,009 fund shares	2,106,972
	Berger Small Cap Value Fund	74,648 fund shares	1,702,732
	Brandywine Fund	80,735 fund shares	1,475,829
	T. Rowe Price New Horizons Fund #42	68,522 fund shares	1,138,153
	Harbor Capital Appreciation Fund #12	27,629 fund shares	558,377
	Vanguard International Growth Portfolio #81	23,241 fund shares	282,605
	Loans receivable from participants	Interest rates ranging from 4.25% to 9.50% with various maturities	457,644
	Total investments held for investment purposes		$21,745,449

* Represents party in interest to the Plan.

WIPFLi

Exhibit 23

Consent of Wipfli Ullrich Bertelson LLP, Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-26883) pertaining to the First Federal Capital Bank Savings Investment Plan (the "Plan") of our report dated June 19, 2003, with respect to the financial statements and schedules of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Wipfli Ullrich Bertelson LLP

Wipfli Ullrich Bertelson LLP

June 19, 2003
La Crosse, Wisconsin